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UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 5 2003 WASH, DC

SEC FILE NUMBER
8-51356

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEXT Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Wilcrest Drive, Suite 620
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Brooks 713 789 7122 x225
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 0 2003

OATH OR AFFIRMATION

I, Mark S. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEXT Financial Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NADIA A. TROUTENKO
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
APRIL 6, 2004

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEXT FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

NEXT FINANCIAL GROUP, INC.

CONTENTS

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

Independent Auditor's Report

To the Board of Directors and Stockholders
NEXT Financial Group, Inc.

We have audited the accompanying statement of financial condition of NEXT Financial Group, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEXT Financial Group, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, L.L.P.
CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 15, 2003

NEXT FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 2,046,099
Receivable from broker-dealers and clearing organizations	607,061
Property, equipment and leasehold improvements, at cost, less accumulated depreciation of $126,748	100,402
Other assets	150,362
	$2,903,924

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 287,303
Commissions payable	957,680
Securities sold short not yet purchased	167
	1,245,150
Stockholders' equity	
Common stock, 1,000,000 shares authorized with $.01 par value, 651,538 shares issued and 633,538 outstanding	6,515
Additional paid-in capital	3,738,680
Treasury stock, 18,000 shares	(150,500)
Retained earnings (deficit)	(1,935,921)
Total stockholders' equity	1,658,774
	$2,903,924

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended December 31, 2002

Revenues	
Commission income	$ 13,063,313
Sale of investment company shares	2,445,641
Investment advisory fees	1,939,375
Interest income	32,747
Other income	259,244
	17,740,320
Expenses	
Compensation and benefits	1,196,318
Commissions and clearance paid to all other brokers	15,492,945
Communications	176,553
Occupancy and equipment costs	164,304
Promotional costs	550,188
Regulatory fees and expenses	49,982
Interest expense	304
Other expenses	302,216
	17,932,810
Loss before income taxes	(192,490)
Provision for federal income taxes	--
Net loss	$ (192,490)

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock Shares Outstanding	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Total
Balances at December 31, 2001	543,070	$ 5,581	$2,724,217	$(117,500)	$(1,743,432)	$ 868,866
Sale of common stock	93,468	935	1,014,463			1,015,398
Purchase of treasury stock	(3,000)			(33,000)		(33,000)
Net loss					(192,490)	(192,490)
Balances at December 31, 2002	633,538	$ 6,516	$3,738,680	$(150,500)	$(1,935,922)	$1,658,774

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2002

Balance at December 31, 2001	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2002	$	-0-

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (192,490)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	42,453
Amortization	2,744
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(152,842)
Decrease in securities owned	457
Increase in other assets	(69,615)
Increase in accounts payable and accrued expenses	146,579
Increase in commissions payable	488,641
Increase in securities sold short not yet purchased	167
Net cash provided (used) by operating activities	266,094
Cash flows from investing activities:	
Purchases of property and equipment	(79,152)
Net cash provided (used) by investing activities	(79,152)
Cash flows from financing activities:	
Proceeds from sale of common stock	1,015,398
Purchase of treasury stock	(33,000)
Net cash provided (used) by financing activities	982,398
Net increase in cash and cash equivalents	1,169,340
Cash and cash equivalents at beginning of year	876,759
Cash and cash equivalents at end of year	$ 2,046,099

Supplemental Disclosures of Cash Flow

Cash paid for:	
Interest	$ 304
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Notes to Financial Statements
December 31, 2002

Note 1 - Summary of Significant Accounting Policies

NEXT Financial Group, Inc. (Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Virginia corporation. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker/dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual fund and variable annuity brokers. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Commissions revenue and related expenses are recorded on a trade date basis.

Securities readily marketable are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Securities sold but not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermine price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Advertising costs are expensed as incurred. Total advertising costs incurred for the year ended December 31, 2002 were $108,899 and are reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to five years.

Depreciation is provided for using both straight-line and accelerated methods over the estimated useful lives of the assets.

Note 1 - Summary of Significant Accounting Policies, continued

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002 the Company had net capital of approximately $1,316,986 and net capital requirements of $83,040. The Company's ratio of aggregate indebtedness to net capital was .95 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year:

Year ending December 31,	
2003	$ 83,182
2004	96,014
2005	72,010
	$ 251,206

Rental expense for the year ended December 31, 2002 was $99,842 and is reflected in occupancy and equipment costs.

Note 5 - Income Taxes

The Company has a net operating loss carryforward of approximately $1,736,071 available to offset future taxable income and expires as follows:

Year Ended December 31,	
2013	$ 182,191
2014	700,962
2015	384,983
2016	384,590
2017	83,345
	$1,736,071

Deferred income tax assets are approximately $590,000 and are fully offset by a valuation allowance of $590,000.

Note 6 - Employee Benefits

The Company has a 401(k) savings plan for all employees who have completed one month of service. The plan allows the Company to make discretionary matching contributions, as well as additional discretionary contributions. The Company made no contributions to the plan for the year ended December 31, 2002.

Note 7 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 44,915
Computer equipment and software	166,780
Leasehold improvements	15,455
	227,150
Less: accumulated depreciation	(126,748)
	$ 100,402

Depreciation expense for the year ended December 31, 2002 was $45,197 and is reflected in occupancy and equipment costs.

Note 8 - Stock Options

The Company grants options to key employees to purchase shares of its common stock at a value determined by management on the date of grant. Options generally vest over one to six years, and currently expire no later than six years from the date of grant.

The Company has elected to account for the stock option plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense has been recognized for the stock options.

Had compensation expense for the stock option plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed under Statement of Financial Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net loss would have been increased by $69,193. The weighted average fair value of the options granted (extended) during the year was estimated using the Black-Scholes option pricing model in 2002 using the following assumptions:

Risk-free interest rate (range)	1.11 to 2.25
Expected life (years) (range)	1 to 4
Expected volatility	-0-
Expected dividends	-0-

A summary of option transactions during the year ended December 31, 2002 is shown below:

Note 8 - Stock Options, continued

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2001	199,500	$ 8.38
Granted	184,250	16.08
Exercised	(17,500)	7.25
Canceled	(47,750)	9.31
Outstanding at December 31, 2002	318,500	$ 12.76
Exercisable at December 31, 2002	203,000	$ 9.20

A summary of options outstanding as of December 31, 2002 is shown below:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life of Options Outstanding	Number of Options Exercisable
$ 3.75	10,000	1.50 years	5,000
7.50	10,000	2.00 years	8,000
8.25	67,500	2.12 years	67,500
8.75	48,000	3.75 years	48,000
10.00	20,000	3.50 years	10,000
10.50	54,500	2.24 years	54,500
12.00	10,000	5.00 years	-0-
14.00	25,500	1.00 year	10,000
20.00	25,000	2.00 years	-0-
24.00	24,000	3.00 years	-0-
27.00	24,000	4.00 years	-0-
	318,500		203,000

If the option holders' employment is terminated, any unvested portion of the options will expire.

Note 9 - Stock Purchase Plan

The Company has a stock purchase plan under which any director, employee, or registered representative of the Company who has attained age 21 is eligible to participate. Under the Plan, each eligible participant

Note 9 - Stock Purchase Plan, continued

may subscribe to purchase up to 10,000 shares of the Company's common stock at fair market value as determined by the Board of Directors. The maximum number of shares of the Company's common stock which is available for issuance under the Plan is 100,000. Each participant may pay cash for shares subscribed or may pay for subscribed shares by authorizing payroll deductions over a period not to exceed two years. Shares are issued upon completion of the participant's obligation.

The contribution from the participants are reflected as additional paid-in capital as amounts are contributed by participants. Upon issuance of shares, the Company reflects an increase of common stock par value. As the Plan is non-compensatory, the Plan does not result in compensation costs. Activity of the Plan for the year ended December 31, 2002, is as follows:

SHARES

	Shares Subscribed	Shares Issued	Shares Reserved
Balance, January 1, 2002	56,274	31,319	24,955
Subscriptions initiated	24,420	--	24,420
Subscriptions completed		42,210	(42,210)
Balance, December 31, 2002	80,694	73,529	7,165

PAID-IN CAPITAL:

	Common Stock	Additional Paid-In Capital	Total Contribution
Balance, January 1, 2002	$ 313	$ 258,069	$ 258,382
Additions	422	411,015	411,437
Balance, December 31, 2002	$ 735	$ 669,084	$ 669,819

Note 10 - Concentration Risk

At December 31, 2002, and at various other times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 11 - Commitment and Contingencies

The Company has been named as a defendant in an arbitration proceeding incidental to its securities business. The plaintiff seeks damages in excess of $350,000. Management intends to present a vigorous defense.

The ultimate outcome of the proceedings cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2002, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2002

Schedule I

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 1,658,774
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		1,658,774
Deductions and/or charges		
Non-allowable assets:		
Receivable from broker-dealers and clearing organizations	$ 30,812	
Property and equipment	100,402	
Other assets	150,362	
Excess fidelity bond deductible	16,656	
Deficits in clearing account	1,794	(300,026)
Net capital before haircuts on securities positions		1,358,748
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Exempted securities	$ 29,653	
Undue concentration	12,109	(41,762)
Net capital		$ 1,316,986

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 287,303
Commissions payable	957,680
Total aggregate indebtedness	$1,244,983

Schedule I (continued)

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 83,040
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 83,040
Net capital in excess of required minimum	$1,233,946
Excess net capital at 1000%	$1,192,488
Ratio: Aggregate indebtedness to net capital	.95 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

NEXT FINANCIAL GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
NEXT Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of NEXT Financial Group, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller, L.L.P.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 15, 2003